SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Del Taco Restaurants, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities) 245496 104
(CUSIP Number) Scott Williams, Esq.
McDermott Will & Emery LLP
227 W. Monroe, Suite 4700
Chicago, IL 60606
(312) 372-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSON Levy Family Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,605,981
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,605,981
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,605,981
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON CO

* Based on 37,976,206 shares of Common Stock outstanding as of July 8, 2016 as reported in Del Taco Restaurants, Inc.’s Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on July 11, 2016 plus the common stock issuable upon exercise of the Warrants held by Reporting Person and the common stock issued in the exchange offer by Del Taco Restaurants, Inc. that was completed on August 8, 2016.

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSON Lawrence F. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,605,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,605,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,605,981
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON IN

* Based on 37,976,206 shares of Common Stock outstanding as of July 8, 2016 as reported in Del Taco Restaurants, Inc.’s Schedule TO filed with the Securities and Exchange Commission on July 11, 2016 plus the common stock issuable upon exercise of the Warrants held by Reporting Person and the common stock issued in the exchange offer by Del Taco Restaurants, Inc. that was completed on August 8, 2016.

CUSIP No. 245496 104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ari B. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,605,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,605,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,605,981
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON IN

* Based on 37,976,206 shares of Common Stock outstanding as of July 8, 2016 as reported in Del Taco Restaurants, Inc.’s Schedule TO filed with the Securities and Exchange Commission on July 11, 2016 plus the common stock issuable upon exercise of the Warrants held by Reporting Person and the common stock issued in the exchange offer by Del Taco Restaurants, Inc. that was completed on August 8, 2016.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the Items set forth below of the statement on Schedule 13D relating to the Common Stock (“Common Stock”) and warrants to purchase Common Stock (“Warrants”) of Del Taco Restaurants, Inc. (the “Issuer”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 22, 2013, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on November 25, 2013 and the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on March 18, 2015, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Commission on July 10, 2015 and Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the Commission on July 7, 2016 and Amendment No. 5 filed by the Reporting Persons with the Commission on July 14, 2016. Capitalized terms used in this Amendment No. 6 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 6 is being made to describe the exchange of 665,000 warrants held by Levy Family Partners LLC for 184,870 shares of Common Stock pursuant to the Company’s offer to exchange warrants of Common Stock that was completed on August 8, 2016 (the “Exchange Offer”). Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended to date.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The information set forth above on the cover pages of the Amendment No. 6 is incorporated herein by reference.

The amount reported as beneficially owned by the Reporting Persons consists of 2,501,329 shares of Common Stock and 1,104,652 Warrants that are immediately exercisable and that are held of record by Levy Family Partners, LLC. LFP Management, LLC is the manager of Levy Family Partners, LLC and Ari Levy and Lawrence Levy are two of four managers of LFP Management, LLC. The beneficial ownership of each of Ari Levy and Lawrence Levy consists of the Common Stock and Warrants owned of record by Levy Family Partners, LLC.

The percentage of beneficial ownership is based on 37,976,206 shares of Common Stock outstanding as of July 8, 2016, as reported in the Issuer’s Schedule TO filed with the Commission on July 11, 2016, plus the estimated 1,533,520 shares of Common Stock issued in the Exchange Offer, as adjusted to reflect the shares of Common Stock issuable upon the exercise of Warrants held by the Reporting Persons. The amount reported as beneficially owned by each of Ari Levy and Lawrence Levy does not include 10,616 shares of Restricted Common Stock that vest on May 26, 2017 that each of them received as director compensation on May 26, 2016.

The percentage holdings shown do not reflect the shares of Common Stock that would be issued upon exercise of Warrants of the Issuer held by stockholders other than the Reporting Persons.

(c) On August 8, 2016, the Reporting Persons exchanged an aggregate of 665,000 Warrants for 184,870 shares of Common Stock pursuant to the Exchange Offer.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 10, 2016

LEVY FAMILY PARTNERS, LLC By its Manager: LFP MANAGEMENT, LLC By: /s/ Ari B. Levy* Name: Ari B. Levy Its: Manager /s/ Lawrence F. Levy* Lawrence F. Levy

/s/ Ari B. Levy* Ari B. Levy
By: /s/ Claire Murphy*
Name: Claire Murphy Attorney-in-Fact